SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Investment Plan for Former Chris-Craft /UTV Employees

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for benefits of Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 23, 2008

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$18,605,304	$21,429,841

Total assets	18,605,304	21,429,841

Net assets available for benefits	$18,605,304	$21,429,841

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Dividends and interest income	$348,028
Deductions:
Benefits paid to participants	2,571,354
Net depreciation in fair value of investments	601,161
Administrative expenses	50

Total deductions	3,172,565

Net decrease	(2,824,537)
Net assets available for benefits, beginning of year	21,429,841

Net assets available for benefits, end of year	$18,605,304

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

December 31, 2007

1. Plan Description

The following description of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in the Plan Sponsor’s parent, News Corporation, through ownership of Class A Non-voting Common Stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2001, the Plan was frozen and employee contributions and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

Vesting

Participants are 100% vested in their contributions and in the employer matching contributions.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Participant Accounts

No contributions have been made to participant accounts for periods after July 31, 2001. Participant accounts are debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Plan expenses paid by the Company and the Plan were not significant for the year ended December 31, 2007.

Investment Options

Participants may direct their investment balances at any time, subject to the trading restrictions imposed by the registered investment companies, among various investment options outlined in the Summary Plan Description. During the year ended December 31, 2007, the Plan removed the Fidelity Magellan Fund from the investment options and replaced it with the American Funds AMCAP Fund; the Plan removed the PIMCO Total Return Fund Administrative Class and replaced it with PIMCO Total Return Fund Institutional Class, which has a lower fee structure; and removed the American Funds EuroPacific Growth Fund Class R4 and replaced it with American Funds EuroPacific Growth Fund Class R5, which has a lower fee structure.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan’s investment in News Corporation Class A Non-Voting Common Stock amounted to $13,969,798 and $16,487,560 as of December 31, 2007 and 2006, respectively. Such investments represented approximately 75% and 77% of the Plan’s total net assets as of December 31, 2007 and 2006, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2007 News Corporation Annual Report as included in Form 10-K filed on August 23, 2007 and other periodic filings for News Corporation filed with the Securities and Exchange Commission.

Investments in News Corporation Class A Non-Voting Common Stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in News Corporation Class A Non-Voting Common Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

3. Investments

News Corporation Class A Non-Voting Common Stock shares are listed on the New York Stock Exchange and traded under the symbol “NWS.A”.

Included in dividend and interest income on the statement of changes in net assets available for benefits for the year ended December 31, 2007 were dividends of $89,243 on the News Corporation Class A Non-Voting Common Stock.

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006
Common stock:
News Corporation Class A Non-Voting Common Stock	$13,969,798	$16,487,560
Mutual funds:
Fidelity Money Market Fund	3,251,235	3,161,972

The Plan’s investments (including gains and losses on investments bought, sold and held during year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2007
News Corporation Class A Non-Voting Common Stock	$(659,708)
Mutual funds	58,547

Net depreciation in fair value of investments	$(601,161)

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

4. Distributions to Participants for Terminations and Withdrawals

Benefits to participants or beneficiaries are available at any time and are payable in cash or for holdings in News Corporation Class A Non-Voting Common Stock payable in whole shares with fractional shares of stock payable in cash.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Expenses of the Plan

Participants’ accounts are charged for brokerage fees and transfer taxes incurred by Fidelity in connection with the purchase of News Corporation Class A Non-Voting Common Stock. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Plan Sponsor for the year ended December 31, 2007.

7. Party-in-Interest Transactions

The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, Fox Entertainment Group’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity, or its affiliates, for the year ended December 31, 2007 were not significant. Investments managed by Fidelity amounted to $4,139,230 and $4,415,253 as of December 31, 2007 and 2006, respectively.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participant account balances would be distributed as soon as administratively practicable.

9. Subsequent Events

The Plan was amended and restated in its entirety effective as of January 1, 2008. This amendment and restatement was submitted to the IRS for a determination as to its qualified status on January 31, 2008.

Since the Plan year ended December 31, 2007, the Plan has removed the American Funds EuroPacific Growth Fund R5 as an investment option and replaced it with the Julius Baer International Equity Fund II.

Supplemental Schedule

Investment Plan for Former Chris-Craft/UTV Employees

EIN: 20-2141557      Plan Number: 009

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2007

	Identity of Issue	Description of Investment	Current Value

	Common Stock:
*	News Corporation	News Corporation
		Class A Non-Voting Common Stock	$13,969,798

	Mutual Funds:
*	Fidelity Management Trust Company	Money Market Fund	3,251,235
	PIMCO	Total Return Fund	249,463
*	Fidelity Management Trust Company	Spartan US Equity Index Fund	220,481
*	Fidelity Management Trust Company	Mid-Cap Stock Fund	248,794
*	Fidelity Management Trust Company	Equity Income Fund	160,565
*	Fidelity Management Trust Company	Puritan Fund	98,494
	American Funds	Amcap R4	41,581
	American Funds	Europac Growth R5	158,214
	Mairs & Power	Growth Fund	47,018
*	Fidelity Management Trust Company	Freedom 2015 Fund	134,466
*	Fidelity Management Trust Company	Freedom 2020 Fund	19,848
*	Fidelity Management Trust Company	Freedom 2025 Fund	4,236
*	Fidelity Management Trust Company	Cash Reserve Fund	1,111

			$18,605,304

*	Party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS- CRAFT/UTV EMPLOYEES

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi Senior Vice President, Benefits, Fox Entertainment Group, Inc.

Date: June 26, 2008

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP